SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

John Staikos
Senior Vice President and General Counsel
LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-615-3441

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on followings pages)

(Page 1 of 12 Pages)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 12 Pages

1.		Names of Reporting Persons. LSP Penn Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 12 Pages

1.		Names of Reporting Persons. LSP Penn Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 12 Pages

1.		Names of Reporting Persons. LS Power Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 12 Pages

1.		Names of Reporting Persons. LS Power Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 12 Pages

1.		Names of Reporting Persons. Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 7 of 12 Pages

1.		Names of Reporting Persons. Luminus Asset Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 12 Pages

1.		Names of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 12 Pages

1.		Names of Reporting Persons. LPCO Investments S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,782,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,782,400
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,782,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.3%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 12 Pages

This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D initially filed on June 27, 2007 (the "Original Filing") and subsequently amended by the Reporting Persons relating to the Common Shares, no par value (the "Shares"), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or any previously filed amendments. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 14, 2008, certain of the Reporting Persons issued a press release commenting on the Issuer's recent announcement that it plans to design, build and operate a 66-megawatt wind power project in southern Alberta.  A copy of the press release is included as Exhibit 7.7 hereto and is incorporated herein by reference.

On February 19, 2008, certain of the Reporting Persons issued a press release announcing their nomination of William Rockford, Richard Smith, Theodore Babcock and Jonathan Barrett for election to the Issuer's Board of Directors at the 2008 Annual and Special Meeting of Shareholders to be held on April 22, 2008.  A copy of the press release is included as Exhibit 7.8 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
7.7	Press release, dated February 14, 2008
7.8	Press release, dated February 19, 2008

CUSIP No. 89346D107	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: February 19, 2008

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 12 of 12 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Director

LPCO Investments S.à.r.l.

By:	Paul Segal, as attorney-in-fact

By:	/s/ Paul Segal
Name:	Paul Segal